January 4, 2005

Ms. Effie Simpson

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Form 8-K filed December 28, 2004

File No. 2-76262-NY

Dear Ms. Simpson

I have your comment letter of January 3, 2005.

Item 304(a)(2) of Regulation S-B requires various disclosures if the issuer (or someone on its behalf) consulted the new accountant regarding various matters. We did not consult the new accountant regarding those matters. Accordingly, the disclosure was not required and was not included in the filing.

As to Comment 2, we understand the Company’s obligation to provide all information required by the Commission’s regulations, and to provide that information accurately and adequately. However, our attorneys have not been able to locate any Commission rule requiring us, in responding to staff comment letters, to waive defenses we may have against proceedings by the Commission or third parties. We understand that the American Bar Association’s Section of Business Law suggested in its comment letter of September 24, 2004 that any such requirement should be imposed only through the normal rule-making process. Our attorney will be happy to discuss this question with you should you so desire.

Please feel free to call me, or our attorney, David C. Thomas of Raice Paykin & Krieg LLP at 212-725-4423 if you have additional questions.

Sincerely,

/s/ Mendel Klein

Mendel Klein